UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(3)
of the Securities Exchange Act of 1934
___________________________

ENDESA AMÉRICAS S.A.

 (Name of Subject Company (Issuer))

__________________________

ENERSIS AMÉRICAS S.A.

ENEL S.p.A.

ENEL IBEROAMÉRICA, S.R.L.

ENEL LATINOAMÉRICA, S.A.

ENDESA AMÉRICAS S.A.

 (Name of Filing Person (Offeror))

__________________________

American Depositary Shares (ADS) each representing

30 shares of Common Stock, no par value

 (Title of Class of Securities)

29261D 104

(CUSIP Number of Class of Securities)

_________________________

Common Stock, no par value

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)
_________________________

Javier Galán Enersis Américas S.A. Santa Rosa 76 Santiago, Chile Telephone: +(562) 2353-4510	Copies to: J. Allen Miller, Esq. Sey-Hyo Lee, Esq. Chadbourne & Parke LLP 1301 Avenue of the Americas New York, NY 10019-6022 Telephone: +1 (212) 408-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Calculation Of Filing Fee

Transaction Valuation*	Amount of Filing Fee*
Not Applicable	Not Applicable

——

*    Pursuant to General Instruction D to Schedule TO, no filing fee is required for preliminary communications made before the commencement of a tender offer.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

CPAM: 9970698.4

☒   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒   third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☒   going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☒   Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

CPAM: 9970698.4

Important Information

This Schedule TO-C relates solely to preliminary communications made before the commencement of a planned tender offer by Enersis Américas S.A. (“Enersis Américas”) for all of the outstanding shares of common stock, no par value, of Endesa Américas S.A. (“Endesa Américas”), including in the form of American Depositary Shares, that are not currently owned by Enersis Américas and its affiliates. This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of Endesa Américas, or an offer to participate in a tender offer for shares of Endesa Américas described herein.  The tender offer described herein has not yet commenced. When the tender offer is commenced, tender offer materials will be made available and filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with applicable U.S. federal securities laws and SEC rules.  In that event, shareholders and investors are urged to read the tender offer materials because they will contain important information, including the full details of the tender offer.  Shareholders and investors may obtain free copies of the tender offer materials that Enersis Américas files with the SEC at the SEC’s website at www.sec.gov and will receive information at an appropriate time on how to obtain tender offer materials for free from Enersis Américas.  These tender offer materials are not currently available and their availability is subject to the commencement of the tender offer.

The following preliminary communications were made on a significant event (hecho esencial) filing that was furnished by Enersis Américas to the Chilean Superintendence of Securities and Insurance (Superintendencia de Valores y Seguros) on September [12], 2016 and also furnished to the SEC on Form 6-K.

CPAM: 9970698.4

Exhibit	Description
99.1	Important Information For Investors and Shareholders

CPAM: 9970698.4